TABLE OF CONTENTS

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

X   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
-----   EXCHANGE ACT OF 1934

             For the period ended December 31, 1999

             TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
-----   EXCHANGE ACT OF 1934

             For the transition period from _____ to _____

             Commission file number 0-12591

A   Full title of the plan and the address of the plan, if different from that of the issuer named below:

ALLEGIANCE RETIREMENT PLAN

B   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cardinal Health, Inc.
7000 Cardinal Place
Dublin, OH 43017
Telephone: 614-757-5000

REQUIRED INFORMATION

Allegiance Retirement Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the period ended December 31, 1999, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

SIGNATURE

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLEGIANCE RETIREMENT PLAN

By: Allegiance Retirement Plan Administrative Committee

/s/ Richard J. Miller	June 20, 2000

Richard J. Miller
Plan Committee Member

Allegiance
Retirement Plan

Financial Statements and Supplemental Schedule
As of December 31, 1999 and 1998
Together With Auditors' Report

Employer Identification Number 36-4095179
Plan Number 001

ALLEGIANCE
RETIREMENT PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

December 31, 1999 and 1998

(Employer Identification Number 36-4095179, Plan Number 001)

TABLE OF CONTENTS

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Administrative Committee of the
Allegiance Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the **ALLEGIANCE RETIREMENT PLAN** (the "Plan") as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Chicago, Illinois
May 26, 2000

ALLEGIANCE
RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31, 1999 and 1998

(Employer Identification Number 36-4095179, Plan Number 001)

	1999	1998
INVESTMENTS (Note 4)	$563,320,653	$567,243,607
RECEIVABLES:		
Employee contributions	957,199	560,929
Employer contributions	15,017,227	14,702,668
Dividend and interest	837,306	1,527,939
Total receivables	16,811,732	16,791,536
LIABILITIES:		
Accounts payable	993,654	1,244,703
Due to/(from) broker	1,074,776	(980,899)
Total liabilities	2,068,430	263,804
NET ASSETS AVAILABLE FOR BENEFITS	$578,063,955	$583,771,339

The accompanying notes are an integral part of these financial statements.

ALLEGIANCE
RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 1999

(Employer Identification Number 36-4095179, Plan Number 001)

ADDITIONS:

Investment income-	
Net depreciation in fair value of investments (Note 4)	$ (40,707,473)
Interest and dividends	12,840,654
Contributions-	
Employee	23,215,627
Employer	31,330,078
Transfers from West Hudson Plan	7,147,462
Total additions	33,826,348

DEDUCTIONS:

Benefit payments	38,509,575
Administrative expenses	1,024,157
Total deductions	39,533,732

NET DECREASE   (5,707,384)

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	583,771,339
End of year	$578,063,955

The accompanying notes are an integral part of these financial statements.

-3-

ALLEGIANCE
RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

December 31, 1999 and 1998

(Employer Identification Number 36-4095179, Plan Number 001)

1. DESCRIPTION OF PLAN

The following brief description of the Allegiance Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

General

The Plan was established effective October 1, 1996, for the benefit of eligible employees of Allegiance Corporation and its subsidiaries, business units and facilities, as defined in the Plan agreement (collectively referred to as the “Company”). The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Effective January 1, 1999, the West Hudson & Company Inc. 401(k) Profit Sharing Plan (“West Hudson Plan”) was merged into the Plan. Each participant in the West Hudson Plan became a participant in the Plan as of the effective date.

On February 3, 1999, Allegiance became a wholly owned subsidiary of Cardinal Health, Inc. Accordingly, each share held in the Allegiance Common Stock Fund was converted into .6225 of a share of Cardinal common stock.

Eligibility

All employees of the Company, as defined in the Plan agreement, are eligible to participate on the first of the month following one full calendar month of employment with the Company.

Contributions

The Plan allows tax-deferred contributions in compliance with Section 401(k) of the Internal Revenue Code (“IRC”). Eligible participants make pretax contributions up to 12% of their eligible annual compensation subject to certain limitations under the IRC. Participants may also contribute amounts representing distributions from other qualified defined contribution plans. The Company matches the first three percent of eligible annual base compensation of the participant’s contribution dollar for dollar.

In addition to the matching contribution, the Company will annually provide a fixed contribution equal to three percent of each participant’s eligible annual base compensation. Participants should refer to the Plan agreement for eligibility requirements.

The Company also provides variable performance and transition contributions in accordance with the terms of the Plan agreement. The amount of the variable contribution is determined based on a formula defined in the Plan agreement and is made on an annual basis dependent

upon achievement of the Company's annual key performance goals. Participants should refer to the Plan agreement for eligibility requirements.

Vesting

Participant contributions and the earnings thereon are fully vested at all times. Vesting in all employer contributions and the earnings thereon is based on years of continuous service as defined in the Plan agreement.

Investment Options

Participants can direct their contributions and any related earnings into seven investment options offered by the Plan. Participants can change the investment options on a monthly basis.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of the Company's contributions and Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balance, as defined in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Forfeited Accounts

If a participant terminates employment prior to being fully vested, he/she forfeits the unvested portion of his/her account balance. Forfeited amounts are used to reduce future employer contributions. Total forfeitures for the year ended December 31, 1999, were $828,711.

Benefits

Upon termination of service due to death, disability or retirement, a participant or his/her beneficiary (if termination is due to death) will receive an amount equal to the participant's vested interest in his or her account balance. The form of payment is a lump-sum distribution, annuity or other benefit payment option, as described in the Plan agreement.

Participant Loans

Participants may borrow from their accounts a minimum of $500 and up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers to (from) the investment fund from (to) the Participant Loan Fund. Loan terms range up to five years, or ten years if for the purchase of a principal residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest are paid ratably through payroll deductions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting. Investment income is recognized when earned and expenses are recognized when incurred. Employer matching contributions are recorded in the period in which the related employee contributions are made by participants. Fixed and transition contributions are recorded in the period in which they were earned by participants.

Net appreciation (depreciation) consists of realized gains and losses on sales of investments and unrealized appreciation or depreciation of investments. Realized gains and losses are recognized upon the disposition of investments by comparing the proceeds to the average cost. Average cost is calculated as the average of the fair market value of the disposed securities at the beginning of the year and the acquisition cost for those investments acquired during the year. In accordance with the policy of stating investments at fair market value, unrealized appreciation or depreciation of the market value of investments for the year, if any, is calculated as fair market value at the end of the year less fair market value at the beginning of the year, or if acquired during the year, acquisition cost.

Investment Valuation and Income Recognition

Investments are valued at fair value as determined by quoted market prices. The Stable Income Fund is valued at contract value because the fund is invested in fully benefit-responsive investment contracts. Contract value represents the principal balance of the investment contracts plus accrued interest at stated contract rates, less withdrawals and administrative charges. The crediting interest rate and average yield of the investment contracts for the year ended December 31, 1999, was approximately 7%.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements. Changes in such estimates may affect amounts reported in future periods.

Change in Reporting of Investments

The Accounting Standards Executive Committee issued Statement of Position ("SOP") 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters," which eliminates the requirement for a defined contribution plan to disclose participant-directed investment programs. SOP 99-3 was adopted for the 1999 financial statements and the 1998 financial statements were restated to reflect this change.

3. ADMINISTRATION OF THE PLAN

State Street Bank and Trust Company serves as trustee and record keeper for the Plan under an agreement dated October 1, 1996. The Administrative Committee administers the Plan. The Investment Committee has authority, responsibility and control over the management of the assets of the Plan. All investment management, trustee and administrative fees incurred in the administration of the Plan are paid from the assets of the Plan.

4. INVESTMENTS

Investments that represented 5% or more of the Plan's net assets as of December 31, 1999 and 1998, are as follows:

	1999	1998
Cardinal Stock Fund	$138,987,684	$ —
S&P 500 Flagship Fund	102,352,255	68,049,575
Allegiance Common Stock Fund	—	169,361,471

During 1999, the Plan's investments (including gains and losses on investments bought and sold as well as held during the year) depreciated in value by $40,707,473 as follows:

Mutual funds	$ 13,400,008
Common stocks	(73,936,848)
Corporate bonds	2,723,318
Common/collective trusts	17,106,049
Total	$(40,707,473)

5. DISTRIBUTION PRIORITIES UPON TERMINATION OF THE PLAN

Although the Company has not expressed any intent to do so, the Company reserves the right to terminate the Plan at any time subject to the provisions of ERISA. In the event of termination of the Plan, the account balance of each participant will become fully vested and all assets, net of expenses, will be distributed to the participants or beneficiaries.

6. TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated February 24, 1998, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and ERISA.

7. RELATED-PARTY TRANSACTIONS

At December 31, 1999 and 1998, the Plan held units of participation in certain common/collective trust funds and short-term investment funds of State Street Bank and Trust Company, the Plan trustee. Fees paid by the Plan for these services amounted to $1,011,000 for the year ended December 31, 1999.

The Plan also held shares of Cardinal common stock and Allegiance common stock, the Plan Sponsors, during 1999 and 1998, respectively. These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.

ALLEGIANCE
RETIREMENT PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

As of December 31, 1999

(Employer Identification Number 36-4095179, Plan Number 001)

Identity and Party involved	Description of Asset	Interest Rate	Maturity Date	Market Value
CASH EQUIVALENTS:				
*State Street Bank & Trust	Short-term investment fund	N/A	N/A	$ 6,110,955
*State Street Bank & Trust	Yield-enhanced short-term investment fund	N/A	N/A	9,429,362
COMMON STOCKS:				
*Cardinal Health Inc.	Common stock	N/A	N/A	138,987,684
Office Depot	Common stock	N/A	N/A	1,006,250
American Std. COS	Common stock	N/A	N/A	1,238,625
Kaufman & Broad Home Corp.	Common stock	N/A	N/A	846,563
Magna Int'l	Common stock--A	N/A	N/A	826,313
Ford Mtr	Common stock	N/A	N/A	694,688
UST	Common stock	N/A	N/A	705,250
Disney Walt	Common stock	N/A	N/A	702,000
Hasbro	Common stock	N/A	N/A	895,938
Weatherford Int'l	Common stock	N/A	N/A	1,038,375
Federal Home Ln.	Common stock	N/A	N/A	753,000
Federal Nat'l Mtg	Common stock	N/A	N/A	1,311,188
Loews	Common stock	N/A	N/A	485,500
Partnerre	Common stock	N/A	N/A	697,406
Allstate	Common stock	N/A	N/A	684,000
AMBAC	Common stock	N/A	N/A	704,531
MABIA	Common stock	N/A	N/A	686,563
Mallinckrodt	Common stock	N/A	N/A	1,065,719
Columbia/HCA Healthcare	Common stock	N/A	N/A	644,875
Du Pont E I De Nemours	Common stock	N/A	N/A	724,625
Englehard Corp	Common stock	N/A	N/A	396,375
Minisota Mng. & Mfg	Common stock	N/A	N/A	831,938
Kimberly Clark	Common stock	N/A	N/A	1,272,375
Safeway	Common stock	N/A	N/A	711,250
Boeing	Common stock	N/A	N/A	436,406
Loral Space & Communications	Common stock	N/A	N/A	486,250
BMC Software	Common stock	N/A	N/A	1,478,844
Parametric Technology	Common stock	N/A	N/A	1,001,313
International Business Mach	Common stock	N/A	N/A	540,000
Cypress Semiconductor	Common stock	N/A	N/A	566,563
Texas Instr	Common stock	N/A	N/A	775,000
Delta Air Lines	Common stock	N/A	N/A	498,125
Citizens Utils	Common stock--B	N/A	N/A	1,049,875
Illinova	Common stock	N/A	N/A	1,112,000

-8-

Identity and Party involved	Description of Asset	Interest Rate	Maturity Date	Market Value
COMMON STOCKS (Continued):				
Midamerica Energy Hldgs	Common stock	N/A	N/A	$1,078,000
Texas Utils	Common stock	N/A	N/A	746,813
Enrow	Common stock	N/A	N/A	909,688
AT&T	Common stock	N/A	N/A	913,500
Bellsouth	Common stock	N/A	N/A	936,250
Centurytel	Common stock	N/A	N/A	900,125
Telephone & Data Sys	Common stock	N/A	N/A	1,071,000
Bank Amer	Common stock	N/A	N/A	818,056
Bank One	Common stock	N/A	N/A	942,638
Ryder	Common stock	N/A	N/A	531,809
American Std. COS	Common stock	N/A	N/A	422,050
Owens	Common stock	N/A	N/A	193,125
Cooper Inds	Common stock	N/A	N/A	262,844
VF	Common stock	N/A	N/A	171,000
Philips Morris COS	Common stock	N/A	N/A	825,475
Reynolds	Common stock	N/A	N/A	199,163
Occidental Pete	Common stock	N/A	N/A	322,213
Phillips Pete	Common stock	N/A	N/A	357,200
Old Rep Int'l	Common stock	N/A	N/A	223,450
Cigna	Common stock	N/A	N/A	1,495,240
Chubb	Common stock	N/A	N/A	602,544
MBIA	Common stock	N/A	N/A	940,063
St Paul COS	Common stock	N/A	N/A	1,805,650
Bergen Brunswig	Common stock	N/A	N/A	183,706
Aetna	Common stock	N/A	N/A	1,752,513
Foundation Health	Common stock	N/A	N/A	356,458
Pacificare Health Systems	Common stock	N/A	N/A	276,660
FMC	Common stock	N/A	N/A	395,456
Canadian PAC	Common stock	N/A	N/A	1,149,281
DOW Chem	Common stock	N/A	N/A	416,910
Goodrich BF	Common stock	N/A	N/A	49,500
Lyondell Chemial	Common stock	N/A	N/A	206,550
Millennium Chemicals	Common stock	N/A	N/A	299,311
Union Carbide	Common stock	N/A	N/A	2,655,048
Eastman Chem	Common stock	N/A	N/A	963,288
Lubrizol	Common stock	N/A	N/A	537,225
Alcan Alum	Common stock	N/A	N/A	1,648,200
Champion Int	Common stock	N/A	N/A	644,150
International Paper	Common stock	N/A	N/A	1,371,431
Mead	Common stock	N/A	N/A	542,969
Temple	Common stock	N/A	N/A	290,125
Westvaco	Common stock	N/A	N/A	1,001,588
Goodyear Tire and Rubber	Common stock	N/A	N/A	731,071
Dillards	Common stock--A	N/A	N/A	274,550
Federated Dept Stores	Common stock	N/A	N/A	581,469
May Dept Stores	Common stock	N/A	N/A	449,630
Penney JC	Common stock	N/A	N/A	542,300
Sears Roebuck	Common stock	N/A	N/A	1,655,800
Quantum	DSSG common stock	N/A	N/A	738,100
Quantum	HDDG common stock	N/A	N/A	169,275

Identity and Party involved	Description of Asset	Interest Rate	Maturity Date	Market Value
COMMON STOCKS (Continued):				
Tech Data	Common stock	N/A	N/A	$ 363,475
Arrow Electronics	Common stock	N/A	N/A	615,598
Avent	Common stock	N/A	N/A	520,300
CSX	Common stock	N/A	N/A	1,195,544
Norfolk Southern	Common stock	N/A	N/A	451,000
Union Pacific	Common stock	N/A	N/A	663,100
American Elec. Pwr	Common stock	N/A	N/A	1,172,948
New Centry Energies	Common stock	N/A	N/A	232,217
PG&E	Common stock	N/A	N/A	402,169
Puget Sound Energy	Common stock	N/A	N/A	515,375
Wisconsin Energy	Common stock	N/A	N/A	121,275
Citigroup	Common stock	N/A	N/A	127,794
America Online	Common stock	N/A	N/A	1,056,125
Automatic Data Processing	Common stock	N/A	N/A	188,563
Electronic Data Sys	Common stock	N/A	N/A	187,425
Interpublic Group Cos	Common stock	N/A	N/A	311,512
Staples	Common stock	N/A	N/A	126,575
Yahoo	Common stock	N/A	N/A	432,688
General Elec	Common stock	N/A	N/A	2,878,350
Tyco Int'l Ltd.	Common stock	N/A	N/A	544,250
Nasdaq Gold	Common stock	N/A	N/A	694,450
Corning	Common stock	N/A	N/A	77,363
Anheuser Busch Cos	Common stock	N/A	N/A	340,200
Coca Cola	Common stock	N/A	N/A	774,725
Pepsico	Common stock	N/A	N/A	282,000
Gillete	Common stock	N/A	N/A	234,769
Sara Lee	Common stock	N/A	N/A	271,369
Colgate Palmolive	Common stock	N/A	N/A	214,500
Procter & Gamble	Common stock	N/A	N/A	810,763
Comcast	Common stock	N/A	N/A	429,781
Time Warner	Common stock	N/A	N/A	536,038
Morgan Stanley Dean Witter	Common stock	N/A	N/A	185,575
Schab Charles	Common stock	N/A	N/A	53,725
Providian Fin'l	Common stock	N/A	N/A	81,956
America Home Products	Common stock	N/A	N/A	130,144
Baxter Int'l	Common stock	N/A	N/A	194,719
Bristol Myers Squibb	Common stock	N/A	N/A	911,463
Johnson & Johnson	Common stock	N/A	N/A	679,813
Warner Lambert	Common stock	N/A	N/A	368,719
Guidant	Common stock	N/A	N/A	141,000
Medtronic	Common stock	N/A	N/A	338,869
Abbott Labs	Common stock	N/A	N/A	188,825
Amgen	Common stock	N/A	N/A	534,556
Lilly Eli	Common stock	N/A	N/A	126,350
Merck & Co	Common stock	N/A	N/A	563,325
Pfizer	Common stock	N/A	N/A	554,681
Schering Plough	Common stock	N/A	N/A	329,063
Kimberly Clark	Common stock	N/A	N/A	384,975
Kohls	Common stock	N/A	N/A	209,344
Wal Mart Stores	Common stock	N/A	N/A	1,887,113

Identity and Party involved	Description of Asset	Interest Rate	Maturity Date	Market Value
COMMON STOCKS (Continued):				
Walgreen	Common stock	N/A	N/A	$ 248,625
Circuit City Stores	Common stock	N/A	N/A	76,606
Home Depot	Common stock	N/A	N/A	833,034
Honeywell Int'l	Common stock	N/A	N/A	178,831
Cisco Sys	Common stock	N/A	N/A	2,099,650
Lucent Technologies	Common stock	N/A	N/A	1,234,406
Nortel Networks	Common stock	N/A	N/A	1,040,300
Qualcomm	Common stock	N/A	N/A	563,600
Tellabs	Common stock	N/A	N/A	147,631
Compuware	Common stock	N/A	N/A	223,500
EMC	Common stock	N/A	N/A	841,225
Microsoft	Common stock	N/A	N/A	3,233,975
Oracle	Common stock	N/A	N/A	862,881
Parametric Technology	Common stock	N/A	N/A	154,256
Dell Computer	Common stock	N/A	N/A	775,200
International Business Machs	Common stock	N/A	N/A	766,800
Sun Microsystems	Common stock	N/A	N/A	789,863
Applied Materials	Common stock	N/A	N/A	443,406
Intel	Common stock	N/A	N/A	1,407,544
Sci Sys	Common stock	N/A	N/A	189,031
Solectron	Common stock	N/A	N/A	142,688
Texas Intrus	Common stock	N/A	N/A	387,500
Nextel Communications	Common stock	N/A	N/A	206,250
SBC Communications	Common stock	N/A	N/A	867,750
Sprint	Common stock	N/A	N/A	502,750
US West Inc.	Common stock	N/A	N/A	136,800
FIXED INCOME:				
Onyx Accep Owner Tr	Fixed Income	7.0000	11/15/04	144,139
LB Coml Conduit MTG Tr	Fixed Income	6.4100	8/15/07	141,585
LB Coml Conduit MTG Tr	Fixed Income	6.7800	4/15/09	181,156
Green Tree Fin'l Corp.	Fixed Income	6.2200	3/1/03	121,366
DLJ Coml MTG Corp.	Fixed Income	7.3000	6/10/09	128,358
First Un Natl Bank Chase	Fixed Income	6.6500	4/15/09	165,359
GMAC Coml MTG Sec. Inc.	Fixed Income	6.4200	8/15/08	177,608
IMC Home Equity Ln. Tr	Fixed Income	7.0800	8/20/28	295,872
Nomura Asset Secs Corp.	Fixed Income	6.5900	3/15/30	75,267
Residential Accredit Lns Inc.	Fixed Income	6.7500	6/25/29	357,590
Residential Accredit Lns Inc.	Fixed Income	7.0000	7/25/29	229,438
Structured Asset Secs Corp.	Fixed Income	6.7900	10/15/34	—
Texas Utils Co.	Fixed Income	6.2000	10/1/02	283,649
USA Waste Svcs Inc.	Fixed Income	7.0000	10/1/04	108,768
USA Waste Svcs Inc.	Fixed Income	6.1250	7/15/01	95,175
Archstone Cmntys Tr	Fixed Income	6.7500	10/23/00	298,093
BankAmerica Corp.	Fixed Income	5.8750	2/15/09	178,088
Country Home Ln Inc.	Fixed Income	6.8500	6/15/04	146,837
EOP Oper Ltd. Partnership	Fixed Income	6.6250	2/15/05	94,320
EOP Oper Ltd. Partnership	Fixed Income	6.6300	4/13/15	140,571
Finova CAP Corp.	Fixed Income	6.3300	11/24/03	287,205
Ford MTR Cr. Corp.	Fixed Income	6.7000	7/16/04	244,688
Ford MTR Cr. Corp.	Fixed Income	7.3750	10/28/09	193,501

Identity and Party involved	Description of Asset	Interest Rate	Maturity Date	Market Value
FIXED INCOME (Continued):				
General MTRS Accep. Corp.	Fixed Income	5.8750	1/22/03	$144,953
Lehman Bros Inc.	Fixed Income	1.0000	12/15/03	123,760
Osprey Trust Osprey Inc.	Fixed Income	8.3100	1/15/03	198,586
PNC FDG Corp.	Fixed Income	7.5000	11/1/09	161,985
Peoples Bank Bridgeport	Fixed Income	7.2000	12/1/06	136,380
Simon Debartolo	Fixed Income	6.8750	11/15/06	138,738
US Bancorp	Fixed Income	6.5000	6/15/04	240,745
Aurora Foods	Fixed Income	8.7500	7/1/08	28,575
Comcast Cable Communications	Fixed Income	8.8750	5/1/17	54,174
Continental Airls	Fixed Income	6.9000	1/2/18	226,626
Delta Air Lines Inc.	Fixed Income	7.9000	12/15/09	194,742
Du Pont E I De Nemours & Co.	Fixed Income	6.7500	10/15/04	59,213
Hertz Corp.	Fixed Income	6.5000	5/15/06	113,585
Hertz Corp.	Fixed Income	7.6250	8/15/07	99,988
International Business Machs	Fixed Income	7.5000	6/15/13	125,445
Mashantucket Western Pequot	Fixed Income	6.9100	9/1/12	283,176
McLeodusa Inc.	Fixed Income	9.2500	7/15/07	115,288
Metromedia Fiber Network Inc.	Fixed Income	10.0000	12/15/09	153,750
Mohegan Tribal Gaming	Fixed Income	8.1250	1/1/06	48,750
News Amer Hldgs	Fixed Income	8.5000	2/15/05	206,222
Nextel Communications	Fixed Income	9.7500	8/15/04	56,650
Ocean Energy	Fixed Income	8.3750	7/1/08	120,625
Park Pl Entmt Corp.	Fixed Income	7.8750	12/15/05	119,375
Raytheon Co.	Fixed Income	6.1500	11/1/08	222,138
Safeway Inc.	Fixed Income	7.2500	9/18/04	199,112
Southwest Airls Co.	Fixed Income	7.3750	3/1/27	112,631
Spintab Ab	Fixed Income	6.8000	12/29/49	144,707
Trw Inc.	Fixed Income	6.6250	6/1/04	77,328
Texaco Cap Inc.	Fixed Income	7.0900	2/1/07	96,797
Time Warner Pass Thru Asset	Fixed Income	6.1000	12/30/01	245,043
Times Mirror Co. New	Fixed Income	7.4500	10/15/09	109,315
Tyco Int'l Group	Fixed Income	6.8750	9/5/02	98,611
Adelphia Communications	Fixed Income	9.3750	11/15/09	122,500
Crown Castle Int'l	Fixed Income	9.5000	8/1/11	125,000
GTE Corp.	Fixed Income	7.5100	4/1/09	175,443
Sprint Cap Corp.	Fixed Income	6.9000	5/1/19	136,422
US West Communications Inc.	Fixed Income	7.2000	11/1/04	79,528
Fed HM	Fixed Income	7.5000	10/1/00	—
Fed HM	Fixed Income	6.0000	12/1/28	345,561
Fed HM	Fixed Income	6.5000	1/1/29	315,178
Fed HM	Fixed Income	6.0000	12/1/28	213,066
FNMA Pool	Fixed Income	6.5000	7/1/29	185,880
FNMA Pool	Fixed Income	7.5000	10/1/29	171,680
FNMA Pool	Fixed Income	6.5000	5/1/24	181,540
FNMA Pool	Fixed Income	6.5000	5/1/24	194,045
FNMA Pool	Fixed Income	6.0000	9/1/13	348,161

Identity and Party involved	Description of Asset	Interest Rate	Maturity Date	Market Value
FIXED INCOME (Continued):				
FNMA Pool	Fixed Income	6.5000	9/1/28	$ 258,695
FNMA Pool	Fixed Income	6.0000	7/1/29	384,652
FNMA Pool	Fixed Income	6.0000	7/1/14	116,646
GMNA Pool	Fixed Income	7.0000	4/15/24	81,041
GMNA Pool	Fixed Income	7.0000	6/15/23	642,259
GMNA Pool	Fixed Income	7.5000	12/15/26	56,463
GMNA Pool	Fixed Income	7.5000	11/15/27	326,514
GMNA Pool	Fixed Income	7.5000	12/15/27	542,792
GMNA Pool	Fixed Income	6.5000	5/15/29	249,680
GMNA Pool	Fixed Income	7.0000	4/15/29	115,820
GMNA Pool	Fixed Income	7.0000	5/15/28	456,054
GMNA Pool	Fixed Income	6.5000	5/15/29	375,380
Advanta MTG	Fixed Income	0.9900	10/25/17	125,078
American Airlines	Fixed Income	9.7100	1/2/07	3,042
Citibank Cr. Card Master	Fixed Income	6.6500	11/15/06	88,416
FNBC 1993 A Pass Thru	Fixed Income	8.0800	1/5/18	151,423
Jet Equip	Fixed Income	7.6300	8/15/12	100,427
Money Store	Fixed Income	7.0000	4/15/28	120,390
Team Fleet Fing	Fixed Income	6.0700	7/25/02	296,063
Voicestream Wire	Fixed Income	10.3750	11/15/09	82,200
Union Banc Norway	Fixed Income	9.1000	10/25/00	213,250
US Treas Bonds	Fixed Income	7.2500	8/15/22	1,412,655
US Treas Bonds	Fixed Income	6.6250	2/15/27	38,653
Quebec Prov	Fixed Income	7.5000	9/15/29	145,406
Norsk Hydro	Fixed Income	6.7000	1/15/18	52,986
GUARANTEED INVESTMENT CONTRACTS:				
Allstate Life Insurance Company	Guaranteed insurance contract	7.1700	11/2/98-12/2/02	3,590,433
Allstate Life Insurance Company	Guaranteed insurance contract	6.9000	11/30/98-9/30/02	2,132,007
CNA Insurance Companies	Guaranteed insurance contract	6.3800	6/30/00-12/31/02	13,172,512
CNA Insurance Companies	Guaranteed insurance contract	5.7100	3/31/99-3/31/02	2,654,403
GE Financial Assurance	Guaranteed insurance contract	6.5500	3/31/99-3/31/02	4,474,330
GE Financial Assurance	Guaranteed insurance contract	6.9000	8/31/00-8/30/02	3,599,106
John Hancock Mutual Life Insurance Company	Guaranteed insurance contract	7.0500	12/31/98-10/31/02	3,591,814
John Hancock Mutual Life Insurance Company	Guaranteed insurance contract	6.2300	2/29/00-2/28/03	2,775,794
John Hancock Mutual Life Insurance Company	Guaranteed insurance contract	5.8100	9/30/02-3/31/03	1,580,533
Monumental Life Insurance Company	Guaranteed insurance contract	5.8900	7/31/00-7/31/02	5,219,696
Principle Financial Group	Guaranteed insurance contract	5.2300	11/2/98-10/1/01	2,641,398

Identity and Party involved	Description of Asset	Interest Rate	Maturity Date	Market Value
GUARANTEED INVESTMENT				
CONTRACTS (Continued):				
Protective Life Insurance Company	Guaranteed insurance contract	6.1200	7/31/00-7/31/03	$2,176,499
The Travelers Insurance Company	Guaranteed insurance contract	6.2900	11/17/97	2,547,906
The Travelers Insurance Company	Guaranteed insurance contract	6.3700	12/15/97	1,505,041
The Travelers Insurance Company	Guaranteed insurance contract	5.6800	12/28/98	1,578,735
The Travelers Insurance Company	Guaranteed insurance contract	5.6700	1/15/01-1/15/02	3,140,541
Bankers Trust	Benefit Accessible Securities Investment Contract	7.1500	N/A	
	SSB & Trust Short Term Investment Fund	N/A	N/A	212,497
	Federal Home Ln. MTG Corp	6.0000	7/15/27	247,624
	Federal Home Ln. MTG Corp	5.1300	10/15/08	87,625
	Federal Nat'l MTG Assn	5.6300	5/14/04	477,810
	Citibank CR Cord Master Tr. I	5.8800	3/10/11	224,688
	MBNA Master CR Card TR	7.0000	2/15/12	294,051
	Federal Home Ln. MTG PC GTD	4.5000	11/15/07	474,348
	Federal Home Ln. MTG PC GTD	6.0500	2/15/11	1
	Federal Home Ln. MTG Corp	6.0000	12/15/18	137,550
	Federal Home Ln. MTG Corp GTD	6.0000	4/15/25	269,529
	Federal Home Ln. MTG PC GTD	3.5000	12/15/21	304,807
	Federal Home Ln. MTG PC GTD	6.0000	11/15/22	354,415
	Federal Home Ln. MTG Corp	6.0000	2/15/11	940,930
	Federal Home Ln. MTG PC GTD	6.5000	11/15/21	824,500
	Federal Home Ln. MTG PC GTD	6.5000	7/15/24	304,998
	Federal Nat'l MTG Assn	6.5000	4/18/21	490,050
	Federal Nat'l MTG Assn	6.0000	3/25/23	1,331,750
	Nomura Asset Secs Corp	7.5200	3/15/18	105,769
	Nomura Asset Secs Corp	7.5000	5/25/24	142,774
	Duke Cap Corp	7.5000	10/1/09	247,090
	AMB PPTY L P	7.1000	6/30/08	463,410
	Associates Corp North Amer	6.2500	11/1/08	415,440
	BankBoston Na MTn	6.3800	3/25/08	738,056

-14-

Identity and Party involved	Description of Asset	Interest Rate	Maturity Date	Market Value
GUARANTEED INVESTMENT CONTRACTS (Continued):				
Bankers Trust (Continued)	Captial One Bk MTN Book Entry	6.3800	2/15/03	$ 287,718
	Case Cr. Corp	6.7500	10/21/07	364,032
	Chase Manhattan Corp. New	6.0000	11/1/05	466,345
	Donaldson Lufkin & Jenrette Inc	6.8800	11/1/05	939,594
	Firstbank P R	7.6300	12/20/05	403,154
	Ford MTR CR Co	5.8000	1/12/09	221,565
	Green Tree Fin'l Corp	6.0800	3/1/30	189,250
	Household Fin. Corp	5.8800	9/25/04	660,541
	Lehman Brothers Hldgs	6.6300	11/15/00	443,131
	Lehman Brothers Inc	6.6300	2/15/08	185,564
	Lehman Brothers Inc	6.5000	4/15/08	183,776
	Conagra Inc	7.0000	10/10/28	439,420
	Dana Corp	6.5000	3/1/09	318,889
	Ford MTR Co Del	6.3800	2/1/29	209,890
	Lockheed Martin Corp	7.7000	6/15/08	287,787
	Philip Morris COS Inc	6.3800	2/1/06	657,052
	Pioneer Nat. Res. Co	6.5000	1/15/08	334,776
	Pulte Corp	7.0000	12/15/03	593,462
	Raytheon Co	6.7500	8/15/07	233,233
	TCI Communications	6.8800	2/15/06	485,110
	TRW Inc	7.1300	6/1/09	331,520
	Time Warner Inc	6.6300	5/15/29	127,902
	FMNA Pool	5.5000	5/1/11	54,020
	FMNA Pool	6.0000	12/1/28	609,108
	FMNA Pool	6.5000	11/1/09	64,528
	FMNA Pool	6.5000	6/1/09	94,961
	FMNA Pool	5.5000	4/1/11	527,726
	FMNA Pool	6.0000	5/1/28	711,852
	GMNA Pool	7.0000	5/15/08	436,911
	AFC Home Equity Ln. TR	6.0000	1/20/13	60,302
	Advanta Home Equity Ln. Tr	7.2000	11/25/08	27,517
	Advanta Home Equity Ln. Tr	5.9500	3/25/09	52,111
	Green Tree Fin'l Corp	5.9500	2/1/31	179,276
	NWA Tr	8.2600	3/10/06	156,514
	NWA Tr	9.3600	3/10/06	162,765
	Osco Home Equity Ln. Tr	6.0300	6/15/08	52,972
	U.S. Treasury notes	5.6300	5/15/08	399,764
	Chilgener S A	6.5000	1/15/06	645,563
	Enersis S A	7.4000	12/1/16	596,540
	Poland (Rep of)	4.0000	10/27/14	687,280
	Korea Elec Pwr. Corp	7.7500	4/1/13	472,110
	South Africa Rep	8.5000	6/23/17	591,500
	YPF Sociedad Anonima	7.5000	10/26/02	194,731
	Wrapper			1,142,008

Identity and Party involved	Description of Asset	Interest Rate	Maturity Date	Market Value
GUARANTEED INVESTMENT CONTRACTS (Continued):				
Bankers Trust	Benefit Accessible Securities Investment Contract	6.4300	N/A	
	SSB & Trust Short Term Investment Fund	N/A	N/A	$437,693
	Federal Nat'l Mtg.	6.2500	5/15/29	347,100
	Tennessee Valley Auth	3.3800	1/15/07	158,264
	Chevy Chase Auto Receivables	6.5000	10/15/03	28,804
	Honda Auto Lease	6.4500	9/16/02	84,618
	Bear Stearns Coml	6.8000	9/15/08	43,323
	Chase Coml	7.6000	12/18/05	140,316
	Credit Suisse First Boston	6.5200	7/17/07	95,831
	DLJ	8.1000	6/18/04	87,312
	Green Tree Lease	0.9900	9/20/05	81,781
	LB Coml Conduit	0.9900	2/18/30	91,283
	Merrill Lynch	6.7200	11/15/26	114,510
	Morgan Stanley	6.1700	10/1/35	170,028
	Morgan Stanley	5.9100	4/15/08	40,689
	Federal Home Ln	7.0000	8/15/29	52,645
	Federal Home Ln	6.5000	1/15/24	45,531
	Federal Nat'l Mtg	7.0000	8/25/20	3,204
	Amresco Coml	7.1800	6/17/29	103,572
	Asset Securitization	7.4100	1/13/30	29,157
	Asset Securitization	6.8500	2/14/41	161,010
	Credit Suisse First Boston	6.4000	2/17/04	102,361
	DLJ	6.4100	5/10/08	91,470
	GE Cap	6.5000	2/25/24	7,459
	GE Cap	6.5000	3/25/24	9,996
	GMAC Coml	6.8300	12/15/03	55,923
	Green Tree Fin'l	6.8700	4/1/30	81,113
	Green Tree Fin'l	6.6600	6/1/30	99,430
	Merrill Lynch	6.3100	11/15/26	—
	Morgan JP Coml	7.3200	12/26/28	99,136
	Morgan Stanley	6.5900	10/3/30	95,956
	Morgan Stanley	6.7200	1/15/28	80,966
	Morgan Stanley	6.1700	1/15/28	104,896
	Morgan Stanley	6.2000	5/3/05	145,976
	Newcourt Receivbles Asset	6.8700	6/20/04	13,633
	Newcourt Receivbles Asset	1.0000	5/20/05	92,063
	Prudential Home Mtg	6.0000	5/25/24	13,283
	Prudential Secs	6.1100	11/15/02	78,589
	Structured Asset Secs	6.7900	10/15/34	113,212
	Com Ed	6.5000	4/15/00	100,079
	West PA Pwr	6.3800	6/1/04	225,539
	American Gen	5.7500	11/1/03	217,532
	Archstone Cmntys	6.3700	10/15/01	113,414

Identity and Party involved	Description of Asset	Interest Rate	Maturity Date	Market Value
GUARANTEED INVESTMENT CONTRACTS (Continued):				
Bankers Trust (Continued)	Archstone Cmntys	6.1700	10/13/00	$114,614
	Associates Corp	5.9600	5/15/37	219,765
	Bank One	6.4000	8/1/02	211,358
	Bankamerica	9.7000	8/1/00	213,673
	Bankamerica	7.5000	10/15/02	150,963
	Beneficial Corp	7.6800	11/29/02	55,400
	CIT Group	5.5000	2/15/04	233,863
	CP LP	8.7500	3/2/00	105,100
	Camden PPTY	7.2300	10/30/00	65,298
	Carramerica	6.6300	10/1/00	64,386
	Case Cr Medium Term	5.9300	2/26/01	29,485
	Case Cr	5.9500	8/1/00	254,421
	First Un	6.9500	11/1/04	196,226
	General Mtrs	6.7500	6/10/02	44,668
	General Mtrs	5.9100	3/11/02	180,473
	Heller Fin'l	6.5000	7/22/02	230,742
	Houshold Fin	6.4800	7/31/02	166,789
	Lehman Bros	5.8800	8/18/00	223,844
	MBNA Corp	5.9700	8/14/00	224,807
	Merrill Lynch	6.4700	6/27/00	205,262
	Saloman	6.6300	6/1/00	205,115
	Saloman	6.6300	11/30/00	99,956
	Sears Roebuck	6.1200	12/13/01	82,816
	Sears Roebuck	6.9500	5/15/02	83,773
	Summit PPTYS	6.7100	10/5/00	64,488
	United Dominion	8.1300	11/15/00	40,194
	Wells Fargo	6.6300	7/15/04	122,059
	Archer Daniels Midland	6.6300	5/1/29	119,102
	Boeing	6.3500	7/26/01	89,482
	Boise Cascade	9.9000	3/15/00	90,419
	Burlington Res	7.3800	3/1/29	65,493
	Champion Int'l	6.4000	2/15/26	70,163
	Coca Cola Ent	6.7500	9/15/28	163,007
	Comdisco	6.6800	6/29/01	114,460
	Conoco	6.9500	4/15/29	157,857
	Dayton Hudson	5.8700	8/15/27	263,606
	Deere & Co	6.5500	7/15/04	116,785
	Ford Mtr	7.5000	8/1/26	24,249
	Ford Mtr	7.7000	5/15/97	115,066
	Ford Mtr	6.3800	2/1/29	88,154
	General Mtrs	6.7500	5/1/28	57,337
	Ingersoll Rand	6.0200	2/15/28	84,252
	International Business Machs	7.1300	12/1/96	176,506
	Int'l Lease Fin	5.4000	1/22/02	213,136
	International Paper	9.0500	2/8/01	112,547
	Lowes	6.8800	2/15/28	220,095
	Merck and Co	5.7600	5/3/37	164,670
	Morton Int'l	9.2500	6/1/20	94,202
	Norfolk Southern	6.7000	5/1/00	115,093

-17-

Identity and Party involved	Description of Asset	Interest Rate	Maturity Date	Market Value
GUARANTEED INVESTMENT CONTRACTS (Continued):				
Bankers Trust (Continued)	Safeway	5.7500	11/15/00	$ 79,293
	Supervalu	6.5000	10/6/00	205,150
	TRW	6.6500	1/15/28	90,225
	Union Tank Car	5.9100	5/1/02	151,454
	Xerox	5.5500	7/22/37	178,542
	AT&T	6.5000	3/15/29	214,173
	Motorola	6.5000	11/15/28	228,343
	Sprint Cap	6.8800	11/15/28	204,403
	Green Tree Fin'l	5.6000	7/20/02	86,837
	FHLMC	7.5000	12/1/99	153,402
	FNMA	6.5000	12/1/99	650,111
	FNMA	7.0000	12/1/99	39,538
	FNMA	8.0000	12/1/99	367,967
	FNMA	—	—	—
	FNMA Pool	7.0400	12/1/06	143
	FNMA Pool	6.9000	6/1/07	231
	GNMA Pool	8.0000	7/15/26	—
	GNMA Pool	9.5000	11/15/21	28,695
	GNMA Pool	9.5000	8/15/21	139,102
	Asset Securitization	7.3200	1/13/30	54,609
	Chase Coml	6.9000	9/19/06	83,067
	Copelco	6.6100	12/18/02	84,455
	Copelco	6.3400	7/20/04	27,003
	Copelco	5.7800	8/15/01	69,628
	FDIC Remic	6.7500	5/25/26	48,410
	First Union Lehman Bros	7.1500	6/18/29	76,675
	Green Tree Fin'l	0.9900	3/1/20	102,925
	Green Tree Rec. Equip. & Consum	0.9900	6/15/19	54,918
	Greenpoint Manufactured Hsg	7.2700	3/15/14	179,375
	Harley Davidson Eaglemark	5.8100	5/15/02	15,252
	Ln. Coml Conduit	7.3300	10/15/32	197,550
	Newcourt Equip	5.2400	12/20/02	38,700
	Alameda	6.6000	10/1/29	51,395
	New York NY	6.5500	8/1/00	104,785
	New York NY	6.6500	8/1/00	104,070
	New York St Dorm	6.8400	10/1/02	147,983
	Port Portland	5.7600	7/1/28	98,557
	Riverside Cnty	6.2900	6/1/14	109,949
	U.S. Treasury notes	6.6300	6/30/01	1,885,538
	U.S. Treasury notes	6.6300	3/31/02	795,427
	U.S. Treasury notes	6.5000	5/31/02	4,185,159
	U.S. Treasury notes	3.6300	6/5/02	967,609
	U.S. Treasury notes	6.2500	8/31/02	189,704
	U.S. Treasury notes	5.8800	9/30/02	1,009,637
	U.S. Treasury notes	4.0000	10/31/00	216,322
	Wrapper			(257,153)

-18-

Identity and Party involved	Description of Asset	Interest Rate	Maturity Date	Market Value
GUARANTEED INVESTMENT CONTRACTS (Continued):				
Morgan Guarantee Company of New York	Federal Home LN Bank	6.4300	7/10/02	$ 592,499
	Wrapper			5,390
Chase Manhattan Bank	Ford Cr. Auto Owner Tr - 1999-DASSET Bkd NT CL A-5	6.5200	9/15/03	1,493,670
	Wrapper			2,129
Rabobank-New York Branch	Fleet CR Card Master TR II - SER 1999-C CL A	6.9000	4/16/07	1,680,731
	Wrapper			(7,312)
Warburg Dillon Reed	Federal Nat'l Mtg' Assn' GTD - REMIC TR 1999-34 CL-PA	6.0000	7/25/20	2,916,215
	Wrapper			46,753
CDC Financial Products Inc.	Arcadia Automobile Receivables TR - 1999-C Auto Receivables BKD NT	7.2000	6/15/07	1,086,033
	Wrapper			409,841
CDC Financial Products Inc.	Fed'l Home Loan Mtge. Corp	6.2660	6/1/27	1,266,032
	Wrapper			460,372
COMMINGLED INVESTMENTS:				
Janus Overseas/				
International Fund	Overseas Fund			26,968,518
SSGA S&P 500 Fund	Flagship S&P 500 Index Fund			102,352,255
Baron Asset Fund	International Equity Fund			20,032,841
SSB & Trust	Core Fixed Income Fund			1,293,077
LOANS:				
Various participants	Participant loans (interest rates range from 8.75% to 9.5%)			18,131,955
	Total investments			$563,320,653

* Party in interest.

The accompanying notes are an integral part of this schedule.